SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 14, 2004 to February 23, 2004

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing cash distribution for March 15, 2004 and providing an update on Canadian and U.S. Tax.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

February 23, 2004	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
MARCH 15, 2004 AND PROVIDES AN UPDATE ON CANADIAN AND U.S. TAX

(Calgary, February 19, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable March 15, 2004 will be Cdn $0.21 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is February 26, 2004 and the record date is March 1, 2004.

The March 15, 2004 distribution of Cdn $0.21 per trust unit is equivalent to approximately U.S. $0.16 per trust unit using a U.S./Canadian dollar exchange ratio of 1.3305. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution relates to the production month of January, 2004. Cash distributions paid over the past 12 months now total Cdn $2.64 per trust unit or approximately U.S. $1.94 per trust unit.

TAX UPDATE:

Pengrowth reports that distributions paid in Canada during the 2003 calendar year were 44.77% tax deferred and 55.23% taxable. Canadian beneficial unitholders who received distributions in 2003 outside an RRSP, RRIF or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada. The deadline for issuance of T3 Supplementary slips is March 31, 2004.

Pengrowth advises that a U.S. tax information package, which includes a Substitute Schedule K-1 form, will be mailed to U.S. beneficial unitholders who owned Pengrowth units during 2003 on or about March 1, 2004.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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